Delisting Determination, The Nasdaq Stock Market, LLC, July 11, 2025,
Hall of Fame Resort & Entertainment Company.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Hall of Fame Resort & Entertainment Company effective at the opening of the trading session on July 31, 2025.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5620(a). The Company was notified of the Staff determination on June 18, 2025.
The Company did not file for an appeal. The Company securities were suspended on June 27, 2025. The Staff determination to delist the Company securities became final on June 27, 2025.